EXHIBIT 21.1
SUBSIDIARIES OF SAFEGUARD SCIENTIFICS, INC.
     Exclusive of immaterial subsidiaries and companies in which the Registrant holds a minority interest, as of March 16, 2010, the Registrant had the following subsidiaries:

NAME	PLACE OF INCORPORATION
Bonfield Fund Management, L.P.	DELAWARE

Bonfield VII, Ltd.	BRITISH VIRGIN ISLANDS

Bonfield Partners Capital, L.P.	DELAWARE

Novitas Capital Management, L.P.	DELAWARE

Novitas Capital II Management, L.P.	PENNSYLVANIA

Safeguard Capital Management, Inc.	DELAWARE

Safeguard Delaware, Inc.	DELAWARE

Safeguard Fund Management, Inc.	DELAWARE

Safeguard Fund Management, L.P.	DELAWARE

Safeguard Partners Capital, L.P.	DELAWARE

Safeguard Scientifics (Delaware), Inc.	DELAWARE

Safeguard Technologies, Inc.	DELAWARE

SFE Properties, Inc.	DELAWARE

SSI Management Company, Inc.	DELAWARE

SSI Partnership Holdings (Pennsylvania), Inc.	PENNSYLVANIA